Exhibit 99.1

AMENDMENT NO. 4 TO MERGER AGREEMENT

This Amendment No. 4, dated as of September 28, 2026 (this “Amendment”), (i) is entered into by and among European Lithium Limited, an Australian Public Company limited by shares (“EUR”), and Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“PubCo”), and (ii) amends the Agreement and Plan of Merger, dated as of October 24, 2022, by and among EUR, European Lithium AT (Investments) Limited (the “Company”), PubCo, Project Wolf Merger Sub Inc. (“Merger Sub”) and Sizzle Acquisition Corp. (“SPAC”), as amended by Amendment No. 1 thereto, dated as of January 4, 2023, Amendment No. 2 thereto, dated as of July 7, 2023 and Amendment No. 3 thereto, dated as of November 17, 2023 (as so amended, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

RECITALS

WHEREAS, EUR and PubCo desire to amend the Merger Agreement to terminate PubCo’s obligation to issue to EUR any First Level Contingent Share Consideration or Second Level Contingent Share Consideration (each as defined in the Merger Agreement) effective as of the “Implementation Date” (as defined in that certain Scheme Implementation Deed, dated as of May 18, 2026, as amended and restated from time to time, between PubCo and EUR (the “Scheme Implementation Deed”);

WHEREAS, pursuant to Section 12.13 of the Merger Agreement, the Merger Agreement may be amended at any time by execution of an instrument in writing signed on behalf of each of the Parties; and EUR and PubCo, as the surviving parties with continuing obligations under Section 3.2 of the Merger Agreement, are executing this Amendment for and on behalf of all Parties; and

WHEREAS, the transactions contemplated by the Merger Agreement were consummated on February 27, 2024 (the “Closing Date”), and at the Effective Time, Merger Sub merged with and into SPAC, with the separate corporate existence of Merger Sub ceasing and SPAC continuing as the Surviving Company and a direct, wholly-owned subsidiary of PubCo (now known as CM Sub Corp.), and given that neither the Surviving Company nor any predecessor entity thereto has any continuing obligations under Section 3.2 of the Merger Agreement, neither is a necessary party to this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, intending to be legally bound hereby, it is hereby agreed as follows:

1.	Amendment to Section 3.2. Section 3.2 of the Merger Agreement is hereby amended by adding the following new subsection (h) at the end thereof:

“(h) Termination of Earnout Obligations. Notwithstanding anything to the contrary in this Section 3.2 or elsewhere in this Agreement, effective as of the Implementation Date (as defined in the Scheme Implementation Deed), (i) PubCo’s obligation to issue to EUR any First Level Contingent Share Consideration or Second Level Contingent Share Consideration shall automatically terminate and be of no further force or effect, (ii) EUR shall have no further right to receive any First Level Contingent Share Consideration or Second Level Contingent Share Consideration, whether or not any Earnout Milestone Price has been or may thereafter be achieved, and (iii) the Earnout Period shall be deemed to have expired as of the Implementation Date for all purposes of this Agreement. For the avoidance of doubt, neither the First Earnout Milestone Price nor the Second Earnout Milestone Price has been met, and neither First Level Contingent Share Consideration nor Second Level Contingent Share Consideration has been issued or is due, prior to the Implementation Date.”

2.	Conditionality; Automatic Termination. This Amendment is subject to, and conditional upon, the occurrence of the Implementation Date. If the Scheme Implementation Deed is terminated in accordance with its terms or the Implementation Date does not occur, this Amendment shall automatically terminate and be null and void ab initio, without any further action by, or any liability on the part of, EUR or PubCo, and Section 3.2 of the Merger Agreement shall continue in full force and effect as in effect immediately prior to the date hereof as if this Amendment had never been entered into.

3.	Confirmation of Other Provisions. Except as expressly modified or amended herein, all other terms and provisions of the Merger Agreement (including as amended by Amendment Nos. 1 through 3 thereto) remain unchanged and shall continue in full force and effect. This Amendment, together with the Merger Agreement and Amendment Nos. 1 through 3 thereto, constitute the full and entire understanding and agreement among EUR and PubCo with regard to the subject matter hereof and thereof.

4.	Necessary Parties; Successor-in-Interest. EUR and PubCo are the only parties with rights and obligations under Section 3.2 of the Merger Agreement, and accordingly are the only necessary parties to this Amendment. PubCo executes this Amendment in its own capacity and, to the extent required by Section 12.13 of the Merger Agreement, as successor-in-interest to the merged enterprise (comprising the Surviving Company and its predecessors) for all purposes of the Merger Agreement.

5.	Incorporation by Reference. Each of Section 12.2 (Interpretation), Section 12.3 (Counterparts; Electronic Delivery), Section 12.6 (Severability), Section 12.8 (Governing Law), Section 12.9 (Consent to Jurisdiction; Waiver of Jury Trial), Section 12.10 (Rules of Construction), Section 12.12 (Assignment) and Section 12.14 (Extension; Waiver) of the Merger Agreement are hereby incorporated by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 4 to be duly executed as of the date first written above.

EUR

EXECUTED by EUROPEAN LITHIUM LIMITED (ACN 141 450 624) in accordance with the requirements of section 127 of the Corporations Act 2001 (Cth) by:

By:	/s/ Tony Sage	/s/ Melissa Chapman
Name:	Tony Sage	Melissa Chapman
Title:	Executive Chairman	Company Secretary

PUBCO
CRITICAL METALS CORP.

By:	/s/ Michael Hanson
Name:	Michael Hanson
Title:	Director / Head of Special Committee

[Signature Page to Amendment No. 4 to Merger Agreement]